UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                              OPTIMAL GROUP, INC.
                              -------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                 ---------------------------------------------
                        (Title of Class of Securities)


                                   68388R208
                               -----------------
                                (CUSIP Number)


                               December 31, 2006
                           -------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                               [X] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.: 68388R208                                         Page 2 of 10 Pages
................................................................................

1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      MAGNETAR CAPITAL PARTNERS LP
................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [ ]
................................................................................
3.    SEC Use Only
................................................................................
4.    Citizenship or Place of Organization

      Delaware

Number of       5.       Sole Voting Power                  None
Shares          ...............................................................
Beneficially    6.       Shared Voting Power                1,541,145
Owned by Each   ...............................................................
Reporting       7.       Sole Dispositive Power             None
Person With     ...............................................................
                8.       Shared Dispositive Power           1,541,145
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,541,145
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
................................................................................

11.   Percent of Class Represented by Amount in Row (9)

      6.48% based on 23,795,182 shares outstanding as of November 6, 2006.
................................................................................
12.   Type of Reporting Person:

      HC; OO

                                 SCHEDULE 13G

CUSIP No.: 68388R208                                         Page 3 of 10 Pages
................................................................................


1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      SUPERNOVA MANAGEMENT LLC
................................................................................

2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
................................................................................
3.    SEC Use Only
................................................................................
4.    Citizenship or Place of Organization

       Delaware
................................................................................
Number of       5.       Sole Voting Power                  None
Shares          ...............................................................
Beneficially    6.       Shared Voting Power                1,541,145
Owned by Each   ...............................................................
Reporting       7.       Sole Dispositive Power             None
Person With     ...............................................................
                8.       Shared Dispositive Power           1,541,145
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,541,145
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]

11.   Percent of Class Represented by Amount in Row (9)

      6.48% based on 23,795,182 shares outstanding as of November 6, 2006.
................................................................................

12.   Type of Reporting Person:

      HC; OO

                                 SCHEDULE 13G

CUSIP No.: 68388R208                                         Page 4 of 10 Pages
................................................................................


1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ALEC N. LITOWITZ
................................................................................

2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
................................................................................
3.    SEC Use Only
................................................................................
4.    Citizenship or Place of Organization

      United States of America
................................................................................
Number of       5.       Sole Voting Power                  None
Shares
Beneficially    6.       Shared Voting Power                1,541,145
Owned by Each
Reporting       7.       Sole Dispositive Power             None
Person With
                8.       Shared Dispositive Power           1,541,145
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,541,145
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      6.48% based on 23,795,182 shares outstanding as of November 6, 2006.
................................................................................
12.   Type of Reporting Person:

      HC

                                                             Page 5 of 10 Pages


Item 1(a).      Name of Issuer:

                Optimal Group, Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                3500 de Maisonneuve Blvd. W., Suite 1700,
                Montreal, Quebec, Canada H3Z 3C1

Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):


                i) Magnetar Capital Partners LP ("Magnetar Capital Partners");

                ii) Supernova Management LLC ("Supernova Management"); and

                iii) Alec N. Litowitz ("Mr. Litowitz").

                This Statement  relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd. and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial") and Magnetar Investment Management, LLC, a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                The address of the principal business office of each of Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.


Item 2(c).      Citizenship:

                i)   Magnetar   Capital   Partners   is  a  Delaware   limited
                     partnership;

                ii) Supernova Management is a Delaware limited liability company; and

                iii) Mr.  Litowitz  is a  citizen  of  the  United  States  of
                     America.

                                                             Page 6 of 10 Pages

Item 2(d).      Title of Class of Securities:

                Common Stock, par value $.01 per share (the "Shares")

Item 2(e).      CUSIP Number:

                68388R208

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

                (b) [ ]  Bank as  defined in  Section  3(a)(6) of the  Exchange
                         Act.

                (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

                (e) [X]  An  investment   adviser  in  accordance  with  Rule
                         13d-1(b)(1)(ii)(E);

                (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned:

                As of February 5, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 1,541,145 Shares. This amount consists of: (A) 983,663 Shares held for the account of Magnetar Capital Master Fund; (B) 2,614 Shares held for the account of Magnetar SGR Fund Ltd; (C) 52,677 Shares held for the account of Magnetar SGR Fund LP and (D) 502,191 Shares held for the account of the Managed Accounts.

Item 4(b).      Percent of Class:

                The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 6.48% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed registration statement on Form 10-Q, there were approximately 23,795,182 shares outstanding as of November 6, 2006).

Item 4(c).      Number of Shares of which such person has:

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

                                                             Page 7 of 10 Pages

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         1,541,145

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:            1,541,145

Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                See disclosure in Item 2 hereof.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 8 of 10 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007                          MAGNETAR CAPITAL PARTNERS LP


                                                 By:  /s/ Alec N. Litowitz
                                                      --------------------
                                                 Name:  Alec N. Litowitz
                                                 Title: Manager  of  Supernova
                                                        Management   LLC,   as
                                                        General   Partner   of
                                                        Magnetar       Capital
                                                        Partners LP

Date: February 14, 2007                          SUPERNOVA MANAGEMENT LLC


                                                 By:  /s/ Alec N. Litowitz
                                                      --------------------
                                                 Name:  Alec N. Litowitz
                                                 Title: Manager

Date: February 14, 2007                          ALEC N. LITOWITZ


                                                /s/ Alec N. Litowitz
                                                --------------------

                                                             Page 9 of 10 Pages

                                 EXHIBIT INDEX


Ex.                                                                    Page No.
--                                                                     --------

A.    Joint Filing  Agreement,  dated  February 14, 2007 by and among
      Magnetar Capital   Partners   LP,   Supernova   Management LLC,
      and  Alec  N. Litowitz................................................ 10

                                                             Page 10 of 10 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Optimal Group, Inc. dated as of February 14, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2007                          MAGNETAR CAPITAL PARTNERS LP


                                                 By:  /s/ Alec N. Litowitz
                                                      --------------------
                                                 Name:  Alec N. Litowitz
                                                 Title: Manager  of  Supernova
                                                        Management   LLC,   as
                                                        General   Partner   of
                                                        Magnetar       Capital
                                                        Partners LP

Date: February 14, 2007                          SUPERNOVA MANAGEMENT LLC


                                                 By:  /s/ Alec N. Litowitz
                                                      --------------------
                                                 Name:  Alec N. Litowitz
                                                 Title: Manager

Date: February 14, 2007                          ALEC N. LITOWITZ


                                                /s/ Alec N. Litowitz
                                                --------------------